SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2016

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FULING GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

FULING GLOBAL INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Consolidated Financial Statements (unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2016 and December 31, 2015	1

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the Three Months Ended March 31, 2016 and 2015	2

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2016 and 2015	3

Notes to Unaudited Condensed Consolidated Financial Statements	4–23

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$8,413,443	$15,573,554
Restricted cash	1,647,608	2,129,162
Certificates of deposit	3,312,321	3,186,892
Accounts receivable, net	15,116,039	14,725,030
Advances to supplier, net	565,088	312,328
Inventories, net	11,924,289	13,493,685
Prepaid expenses and other current assets	1,001,796	425,477
Total Current Assets	41,980,584	49,846,128

Property, plant and equipment, net	22,276,571	21,556,866
Intangible assets, net	1,780,262	1,778,264
Prepayments for land use rights and construction	6,148,057	-
Other non-current assets	2,380,259	2,228,900
Deferred tax assets	431,716	319,252
Total Assets	$74,997,449	$75,729,410

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$17,895,325	$15,264,827
Bank notes payable	2,908,111	2,839,783
Advances from customers	913,561	597,226
Accounts payable	6,827,051	10,972,851
Accrued and other liabilities	1,581,702	1,808,135
Taxes payable	564,156	743,147
Loan from third parties	-	184,851
Total Current Liabilities	30,689,906	32,410,820

Total Liabilities	30,689,906	32,410,820

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,732,795 shares issued and outstanding as of March 31, 2016 and December 31, 2015	15,733	15,733
Additional paid in capital	29,756,758	29,722,127
Statutory reserve	2,998,684	2,868,844
Retained earnings	10,802,072	10,182,213
Accumulated other comprehensive income	626,182	392,450
Total Fuling Global Inc.'s equity	44,199,429	43,181,367

Noncontrolling interest	108,114	137,223
Total Shareholders' Equity	44,307,543	43,318,590

Total Liabilities and Shareholders' Equity	$74,997,449	$75,729,410

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended March 31,
	2016	2015

Revenues	$20,577,819	$20,638,516
Cost of goods sold	15,372,996	16,045,597
Gross Profit	5,204,823	4,592,919

Operating Expenses
Selling expenses	1,631,533	1,378,971
General and administrative expenses	2,064,559	1,536,248
Research and development expenses	418,356	332,139
Total operating expenses	4,114,448	3,247,358

Income from Operations	1,090,375	1,345,561

Other Income (Expense):
Interest income	6,613	6,069
Interest expense	(201,684)	(306,473)
Subsidy income	40,869	60,221
Foreign currency transaction gain	59,789	227,011
Other income (expense), net	37,652	36,816
Total other income (expense), net	(56,761)	23,644

Income Before Income Taxes	1,033,614	1,369,205

Provision for Income Taxes	313,024	127,483

Net Income	$720,590	$1,241,722

Less: net (loss) income attributable to noncontrolling interest	(29,109)	3,739

Net income attributable to Fuling Global Inc.	749,699	1,237,983

Other Comprehensive Income
Foreign currency translation gain	233,732	163,471
Comprehensive income attributable to Fuling Global Inc.	$983,431	$1,401,454

Earnings per share
Basic and diluted	$0.05	$0.11

Weighted average number of shares
Basic and diluted	15,732,795	11,666,667

Cash dividends per share
Basic and diluted	$-	$0.88

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$720,590	$1,241,722
Adjustments to reconcile net income to net cash
provided by operating activities:
Stock based compensation	34,631	-
Deferred tax benefit	(112,464)	-
Depreciation and amortization	619,319	536,522
Bad debt provisions	5,503	10,884
Gain on disposal of fixed assets	(12,888)	-
Changes in operating assets:
Accounts receivable	(335,806)	1,051,566
Advances to suppliers	(285,218)	(2,188,453)
Inventories	1,588,607	740,527
Other assets	(634,938)	201,035
Changes in operating liabilities:
Accounts payable	(4,151,850)	(4,130,730)
Advance from customers	309,220	62,200
Taxes payable	(180,977)	(139,457)
Accrued and other liabilities	(229,848)	(233,380)
Net cash used in operating activities	(2,666,119)	(2,847,564)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,207,431)	(248,933)
Cash receipts from disposal property and equipment	19,602	-
Cash invested in certificates of deposit	(103,046)	(2,014,072)
Prepayments for land use rights and construction	(6,062,422)	-
Purchase of intangible assets	-	(268,227)
Net cash used in investing activities	(7,353,297)	(2,531,232)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	9,682,986	18,021,538
Repayments of short-term borrowings	(7,187,968)	(14,409,930)
Proceeds from bank notes payable	1,778,440	1,492,038
Repayments of bank notes payable	(1,729,451)	(1,462,305)
Repayment of third party borrowing	(183,474)	-
Repayments of loans from related parties	-	(38,285)
Change of restricted cash	488,632	1,768,444
Net cash provided by financing activities	2,849,165	5,371,500

EFFECT OF EXCHANGE RATES CHANGES ON CASH	10,140	169,500

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,160,111)	162,204

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$8,413,443	$1,561,918

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$244,975	$306,473
Income tax paid	$609,402	$422,743

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Island corporation established on January 19, 2015.

Total Faith Holdings Limited (“Total Faith”) is a wholly-owned subsidiary of Fuling Global formed in accordance with laws and regulations of the British Virgin Islands in April, 2004.

Fuling Global and its subsidiary Total Faith are holding companies whose only asset, held through a subsidiary, is 100% of the registered capital of Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”), as well as 49% ownership of Domo Industry Inc. (“Domo”).

Taizhou Fuling has three wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”) and Fuling Plastic USA, Inc. (“Fuling USA”).

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of environmentally friendly plastic serviceware in the People’s Republic of China (“PRC” or “China”), Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the financial statements of Fuling Global, Total Faith, Domo, Taizhou Fuling and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial statements have been included.

These interim unaudited financial statements should be read in conjunction with the financial statements for the year ended December 31, 2015, included in the Company’s annual report on Form 20-F filed with SEC on March 30, 2016. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended December 31, 2015. Interim results are not necessarily indicative of results to be expected for the full year.

In accordance with accounting standards regarding consolidation of variable interest entities (“VIE”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo's economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which was included in the Company’s consolidated balance sheets, statements of comprehensive income and cash flows:

	March 31, 2016	December 31, 2015

Current assets	$1,897,555	$2,179,580
Non-current assets	49,188	-
Total assets	1,946,743	2,179,580

Third-party liabilities	(472,408)	(498,614)
Intercompany payables*	(1,265,070)	(1,412,380)
Total liabilities	(1,737,478)	(1,910,994)
Net assets	$209,265	$268,586

* Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

	For the three months ended
	March 31, 2016	March 31, 2015

Revenue	$1,561,898	$1,762,337
Net income (loss)	$(57,077)	$7,332

	For the three months ended
	March 31, 2016	March 31, 2015

Net cash provided by operating activities	$310,118	$(211,803)
Net cash (used in) provided by financing activities*	$(147,340)	$233,245
Net increase in cash and cash equivalents	$162,778	$21,442

* Intercompany financing activities are eliminated upon consolidation.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of VIE that can only be used to settle obligations of the respective VIE. The creditors of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in normal course of business.

Non-controlling interests

Non-controlling interests result from the consolidation of 49% owned subsidiary Domo.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of March 31, 2016 and December 31, 2015, the Company had restricted cash of $1,647,608 and $2,129,162, respectively, of which $1,228,492 and $1,153,444, respectively, was related to the bank acceptance notes payable (see Note 9), and $418,848 and $955,426, respectively, was related to the letters of credit (see Note 11). The remaining $268 and $20,292, respectively, was related to other miscellaneous deposits made in bank.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certificates of deposit

As of March 31, 2016 and December 31, 2015, the Company had certificates of deposit with original maturities of more than ninety days amounted to $3,312,321 and $3,186,892, respectively.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management's estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	3–10 years
Transportation vehicles	4–10 years
Office equipment and furniture	3–5 years

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment (Continued)

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and patents. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Trademark	10 years
Patents	7-10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2016 and December 31, 2015.

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2016 and December 31, 2015.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of March 31, 2016, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures.

All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2016	December 31, 2015	March 31, 2015

Period-end spot rate	US$1=RMB 6.4494	US$1= RMB 6.4917	US$1= RMB 6.1197

Average rate	US$1=RMB 6.5405	US$1= RMB 6.2288	US$1= RMB 6.1441

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets and liabilities.

•	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at March 31, 2016 and December 31, 2015 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at March 31, 2016 and December 31, 2015 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2016 and December 31, 2015, $12,123,273 and $17,801,169 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the three months ended March 31, 2016, two customers accounted for 17% and 10% of total revenue. For the three months ended March 31, 2015, no customer accounted for more than 10% of the Company’s net revenue. As of March 31, 2016, one customers' account receivable accounted for 35% of the total outstanding accounts receivable balance. As of December 31, 2015, two customers' account receivable accounted for 30% and 10% of the total outstanding accounts receivable balance.

For the three months ended March 31, 2016, the Company purchased approximately 27% and 13% of its raw materials from two major suppliers. For the three months ended March 31, 2015, the Company purchased approximately 22% and 11% of its raw materials from two major suppliers. As of March 31, 2016, advanced payments to two major suppliers accounted for 44% and 26% of the total advance payments outstanding. As of December 31, 2015, advanced payments to two major suppliers accounted for 49% and 10% of the total advance payments outstanding.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

 The major operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this update will have a material impact on the Company's consolidated financial position, results of operations and cash flows.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The amendments clarify what steps are required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. Public business entities must apply the new requirements for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. All entities have the option of adopting the new requirements early, including adoption in an interim period. If an entity early adopts the new requirements in an interim period, it must reflect any adjustments as of the beginning of the fiscal year that includes that interim period. The Company does not expect any material impact of this new standard on its consolidated financial statements.

In April 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	March 31, 2016	December 31, 2015
Trade accounts receivable	$15,222,148	$14,825,914
Less: allowances for doubtful accounts	(106,109)	(100,884)
Accounts receivable, net	$15,116,039	$14,725,030

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	March 31, 2016	December 31, 2015
Raw materials	$2,271,419	$2,245,382
Work-in-progress	564,044	819,423
Finished goods	9,183,608	10,523,395
Inventory valuation allowance	(94,782)	(94,515)
Total inventory	$11,924,289	$13,493,685

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	March 31, 2016	December 31, 2015
Property and Buildings	$7,539,085	$7,532,019
Leasehold improvement	1,722,562	1,722,562
Machinery and equipment	20,327,181	19,467,526
Automobiles	899,516	913,888
Office and electric equipment	1,021,377	736,808
Subtotal	31,509,721	30,372,803
Construction in progress	292,381	96,112
Less: accumulated depreciation	(9,525,531)	(8,912,049)
Property and equipment, net	$22,276,571	$21,556,866

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

Depreciation expense was $609,774 and $527,375 for the three months ended March 31, 2016 and 2015, respectively.

Construction in progress represents costs of construction incurred for the Company's new plant and equipment. The construction for the Company’s new plant in U.S. has been completed and put in use in July 2015. The Construction in progress as of March 31, 2016 represents cost of construction for its facility expansion in China.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	March 31, 2016	December 31, 2015
Land use rights	$2,041,234	$2,027,918
Trademark	7,164	7,117
Patents	5,098	5,065
Total	2,053,496	2,040,100
Less: accumulated amortization	(273,234)	(261,836)
Intangible assets, net	$1,780,262	$1,778,264

Amortization expense was $9,545 and $9,147 for the three months ended March 31, 2016 and 2015, respectively.

Estimated future amortization expense for intangible assets is as follows:

Periods ending March 31,	Amortization expense

2017	$42,112
2018	41,962
2019	41,856
2020	41,141
2021	41,141
Thereafter	1,572,050
$1,780,262

NOTE 7 – PREPAYMENTS FOR LAND USE RIGHTS AND CONSTRUCTION

As of March 31, 2016, the Company made following prepayments for its new plant in Taizhou, China:

	As of	As of
	March 31, 2016	December 31, 2015
Prepayments for land use rights	$3,822,241	$-
Prepayments for land construction	2,325,816	-
	$6,148,057	$-

In addition, the Company paid remaining $4.5 million for the land use right and the construction has been started in April 2016. The plant is expected to increase the production capacity and be completed in the end of 2016.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks and other companies normally due within one year. The principal of the borrowings are due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		March 31, 2016	December 31, 2015
Agricultural Bank of China (“ABC”)	(1)	$1,162,908	$1,155,321
China Construction Bank (“CCB”)	(2)	2,510,183	1,232,343
China Merchants Bank (“CMB”)	(3)	2,552,381	1,000,293
PingAn Bank (“PAB”)	(4)	2,325,816	2,310,643
China Citic Bank (“CITIC”)	(5)	1,240,435	1,622,457
Industrial and Commercial Bank of China (“ICBC”)	(6)	3,745,730	4,079,145
Bank of China (“BOC”)	(7)	4,357,872	3,864,625
Total		$17,895,325	$15,264,827

(1)	In May 2015 and February 2016, Great Plastics entered into two short-term bank loan agreements with ABC for twelve months. One loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 basis points while the other loan bears a variable interest rate that equals to 130% of the prevailing interest rate. The effective rates are 5.0% and 5.06% per annum, respectively. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

In January and May 2015, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30 basis points. The effective rates were 5.06% and 5.58% per annum, respectively. The loans were guaranteed by the assets of Great Plastics, a third party guaranty company and a shareholder of the Company.

(2)	In February and March 2016, Taizhou Fuling entered into two loan agreements with CCB for total of $1.3 million for five and four months respectively. The loans bear fixed interest rate of 4.57% and 2.88%, respectively.

In July 2015, Taizhou Fuling entered into a short term bank loan agreement with CCB for $1,232,343 for twelve months. The loan bears interest rate that equals to China's one year loan prime rate, plus 29.25 base points. The effective interest rate is 5.14% per annum.

These loans are guaranteed by the Company’s principal shareholders and Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”), an affiliated company owned by the shareholders of the Company. In addition, the Company has pledged land use rights, properties and machinery equipment of Taizhou Fuling as collaterals for the loans outstanding as of March 31, 2016 and December 31, 2015.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM BORROWINGS (Continued)

(3)	In January and March 2016, Taizhou Fuling entered into two short-term bank loan agreements with CCB for approximately $1.55 million in total for ten and eight months, respectively. The loans bear variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time borrowing, plus 179 and 10.25 basis points, respectively. The effective rates were 6.09% and 5% per annum, respectively.

In October and December 2015, Taizhou Fuling entered into two short-term bank borrowing agreements for approximately $1.0 million (RMB 6.5 million) with CMB for six months. The loan bears a variable interest rate based on published six-month London Interbank Offered Rate (“LIBOR”), plus 60 basis points. The effective rates were 1.13% and 1.42% per annum, respectively. The loans are guaranteed by Special Plastics, an affiliated company owned by the shareholders of the Company, and its shareholders.

(4)	In March 2016, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,325,816 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.98%. The loans are guaranteed by the assets of Great Plastics.

In March 2015, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,310,643 for six months to one year. The effective rates were 6.4%, 7.06% and 6.8% per annum, respectively. The loans were also guaranteed by the assets of Great Plastics.

(5)	During the year of 2015, Taizhou Fuling and Great Plastics, entered into a series of short-term bank borrowing agreements with CITIC. The terms of the loans are four to twelve months. The interest rate was equal to three-month of LIBOR. The loans were fully repaid on March 17, 2016.

In January 2016, Taizhou Fuling entered into a loan agreement with CITIC for $1,240,435 for ten months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 135.5 base points. The loan is guaranteed by the principal shareholder of Taizhou Fuling.

(6)	In February 2016, Taizhou Fuling entered into a loan agreement with ICBC for $593,000 for five months, with fixed interest rate of 3.5%. During 2015, Taizhou Fuling entered into a series of short-term bank borrowing agreements with ICBC. The terms of the loans were five months to one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. These loans were guaranteed by the shareholders of Special Plastics, its shareholders and third party individuals. In addition, the Company has pledged the land use rights and properties as collateral.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM BORROWINGS (Continued)

(7)	During the first quarter in 2016 and the year ended December 31, 2015, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People's Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.56% to 5.9% per annum. These loans are guaranteed by Great Plastics and its shareholders.

As of March 31, 2016 and December 31, 2015, land use rights in the amount of $1,509,263 and $1,499,417, property and buildings in the amount of $4,407,306 and $4,378,554 and equipment in the amount of $5.2 million and $5.2 million were pledged for the bank loans, respectively.

NOTE 9 – BANK NOTES PAYABLE

Short-term bank notes payable are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of March 31, 2016:

March 31, 2016
ICBC, due various dates from April 12, 2016 to September 30, 2016	$2,399,455
CMBC, due September 28, 2016	251,188
ABC, due August 26, 2016	161,510
CITIC, due June 29, 2016	95,958
Total	$2,908,111

The Company had the following bank notes payable as of December 31, 2015:

December 31, 2015
ICBC, due various dates from January 17, 2016 to June 23, 2016	$2,409,055
CITIC, due various dates from January 28, 2016 to June 29, 2016	430,728
Total	$2,839,783

As of March 31, 2016 and December 31, 2015, $1,228,493 and $1,153,444 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of March 31, 2016 and December 31, 2015, notes payable totaling $100,785 and $2,409,055 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2015. The Company is currently renewing its certificate of High-technology Company. Before the application is approved, the applicable income tax rate is 25%.

Domo, Fuling USA and Direct link are incorporated in the United States and subject to the U.S. federal and state income tax.

The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the three month ended	For the three month ended
	March 31, 2016	March 31, 2015
United States	$(585,756)	$7,105
Foreign	1,619,370	1,362,100
Total	$1,033,614	$1,369,205

Significant components of the income tax provision were as follows:

	For the three month ended	For the three month ended
Current tax provision	March 31, 2016	March 31, 2015
United States	$-	$-
Foreign	425,487	127,483
Total	$425,487	$127,483

	For the three month ended	For the three month ended
Deferred tax expense (benefit)	March 31, 2016	March 31, 2015
United States	$(112,464)	$-
Foreign	-	-
Total	$(112,464)	$-

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (Continued)

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $2,175,000 and $1,576,000, respectively, as of March 31, 2016 and December 31, 2015, which may be available to reduce future taxable income. This carry-forward will expire if is not utilized by 2035. Our deferred tax assets were primarily the result of US net operating loss.

As of each reporting date, the management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of evaluation, a valuation allowance of $431,716 was recorded against our gross deferred tax asset balance of $863,432 at March 31, 2016, and a valuation allowance of $319,252 was recorded against our gross deferred tax asset balance of $638,504 at December 31, 2015. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	March 31,	March 31,
	2016	2015
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in the U.S.	(34.0)	(34.0)
Foreign income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	-	(14.4)
R&D tax credit (1)	(3.0)	(1.7)
Change in valuation allowance	10.9	-
Non-taxable permanent difference (2)	(2.6)	0.4
Effective tax rate	30.3%	9.3%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from taxable income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rent commitment

The Company's subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $94,614 and $96,966 for the three months ended March 31, 2016 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended March 31,
2017	$396,829
2018	406,785
2019	416,944
2020	427,296
2021	438,016
Thereafter	1,459,529
Total	$3,545,399

Letters of Credit

As of March 31, 2016 and December 31, 2015, the Company had $2,969,874 and $5,664,249 outstanding in trade letters of credit

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company rents office space from one of their related parties. For the three months ended March 31, 2016 and 2015, the total rent expense was $14,091 and $23,556, respectively.

NOTE 13 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2016 and December 31, 2015, the balance of statutory reserve was $2,998,684 and $2,868,844, respectively.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (Continued)

Initial public offering ("IPO")

On October 26, 2015, the SEC declared effective the Company’s registration statement on Form F-1 (“IPO Registration Statement”). Pursuant to this IPO Registration Statement, along with the accompanying prospectus, the Company registered an offering of 4,000,000 shares of ordinary shares and up to 600,000 additional ordinary shares if the over-subscription option is exercised in full.

On November 2, 2015, the Company issued 4,000,000 shares at a price of $5.00 per share. On November 4, 2015, the Company issued 38,423 shares pursuant to the over-subscription option granted to the underwriters according to the IPO Registration Statement. On November 4, 2015, the Company closed its initial public offering of 4,038,423 ordinary shares at a price of $5.00 per share for gross proceeds of $20,192,115 and net proceeds of $18,594,972.

After its IPO on November 2, 2015, the Company granted 15,705 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively, pursuant to the CFO employment agreement and director engagement letters the Company entered into in September 2015 and August 2015, respectively. $34,631 was recorded as stock based compensation expense for the period ended March 31, 2016.

NOTE 14 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management's assessment, the Company has determined that it has only one operating segments as defined by ASC 280.

The following table presents revenue by major products for the three months ended March 31, 2016 and 2015, respectively.

	For the three months ended
	March 31, 2016	March 31, 2015

Cutlery	$11,680,476	$12,504,772
Straws	2,094,626	2,520,726
Cups and plates	5,503,740	4,868,778
Others	1,298,977	744,240
Total	$20,577,819	$20,638,516

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SEGMENT REPORTING (Continued)

The following table presents revenue by geographic areas for the three months ended March 31, 2016 and 2015, respectively.

	For the three months ended
	March 31, 2016	March 31, 2015
Revenue from United States	$19,474,922	$19,695,994
Revenue from Europe	434,487	398,092
Revenue from Canada	204,739	172,664
Revenue from China	344,877	0
Revenue from other foreign countries	118,794	371,766
Total	$20,577,819	$20,638,516

Long-lived assets of $29,428,513 and $3,227,857 were located in China and the United States, respectively, as of March 31, 2016. Long-lived assets of $22,979,974 and $2,584,056 were located in China and the United States, respectively, as of December 31, 2015.

NOTE 15 – SUBSEQUENT EVENTS

Until the end of April 2016, the Company repaid approximately $1.5 million bank loans and $0.1 million notes payable that become due. The Company also borrowed approximately $2.2 million bank loans as well as approximately $0.2 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by Special Plastics, its shareholders and third parties.

In April 2016, the Company prepaid additional $4.5 million to purchase land use rights. As of the date of the report, the payment to acquire the land use rights has been paid in full.

Exhibits

No.	Description
99.1	Press release dated May 16, 2016, titled “Fuling Global Inc. Reports First Quarter 2016 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: May 16, 2016	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer